Exhibit (a)(10)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of inSilicon Corporation common stock. The Offer
(as defined below) described in this Notice of Offer is made solely by the Offer to Purchase dated August 6, 2002, and the related Letter of
Transmittal and any amendments or supplements thereto, each of which is being delivered to holders of inSilicon common stock. The
Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of shares of inSilicon common stock in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction or any administrative or judicial action pursuant thereto. The Purchaser (as defined below)
may, in its discretion, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to holders of shares of inSilicon common stock in such jurisdiction.

Notice of Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
inSilicon Corporation
at
$4.05 Net Per Share
by
Ferrite Acquisition Corp.,
a wholly owned subsidiary of
Synopsys, Inc.

Ferrite Acquisition Corp., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Synopsys, Inc., a Delaware corporation, is offering to purchase all of the outstanding shares of common stock, par value $0.001 per share, of inSilicon Corporation, a Delaware corporation, at a price of $4.05 per share, net to the seller in cash, without interest thereon (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 6, 2002 (the “Offer to Purchase”), and the related Letter of Transmittal, which together with any amendments or supplements thereto, collectively constitute the “Offer” described in this Notice of Offer. Tendering inSilicon stockholders whose shares of inSilicon common stock are registered in their own names and who tender their shares directly to Computershare Trust Company of New York, which is acting as the depositary for the Offer (the “Depositary”) will not be obligated to pay brokerage fees or commissions in connection with the Offer or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the sale of shares pursuant to the Offer. Stockholders of inSilicon who hold their shares of inSilicon common stock through brokers, dealers, commercial banks, trust companies or other nominees should check with such institutions to determine whether they will charge any service fees for tendering such stockholder’s shares to the Purchaser in the Offer. The Purchaser is offering to acquire all of the shares of inSilicon common stock as a first step in acquiring the entire equity interest in, and thus control of, inSilicon. Following the consummation of the Offer, the Purchaser intends to effect the merger described below to acquire all of the outstanding shares of inSilicon common stock that are not tendered to and purchased by the Purchaser pursuant to the Offer.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON WEDNESDAY, SEPTEMBER 4, 2002, UNLESS THE OFFER IS EXTENDED.

The Offer is conditioned upon, among other things, (i) there being validly tendered in accordance with the terms of the Offer and not properly withdrawn prior to the Expiration Date (as defined below) that number of shares of inSilicon common stock that, together with the shares of inSilicon common stock then owned by the Purchaser and Synopsys (if any), represent a majority of all then outstanding shares of inSilicon common stock, calculated on a fully diluted basis including all shares of inSilicon common stock issued or issuable upon the redemption of the exchangeable preferred stock of inSilicon Canada Ltd. and the exercise of all then outstanding options to purchase shares of inSilicon common stock, other than options with a per share exercise price that is greater than the Offer Price (which shares are referred to as inSilicon’s “Fully Diluted” shares in this Notice of Offer and which condition is referred to as the “Minimum Condition” in this Notice of Offer), and (ii) the termination or expiration of any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, applicable to the purchase of shares of inSilicon common stock pursuant to the Offer. As of July 23, 2002, inSilicon’s majority stockholder, Phoenix Technologies Ltd., held an aggregate number of shares of inSilicon common stock that represented 58.4% of all then outstanding Fully Diluted shares of inSilicon common stock. Phoenix Technologies has entered into a Tender and Voting Agreement with Synopsys, dated as of July 23, 2002, pursuant to which it agreed, solely in its capacity as a stockholder of inSilicon, to tender all of its shares of inSilicon common stock to the Purchaser in the Offer. Assuming that Phoenix Technologies tenders its shares to the Purchaser in the Offer in compliance with its Tender and Voting Agreement with Synopsys, the Minimum Condition will be satisfied. In addition, all of inSilicon’s directors and executive officers have entered into Tender and Voting Agreements with Synopsys, each dated as of July 23, 2002, pursuant to which they agreed, solely in their capacity as stockholders of inSilicon, to tender all of their shares of inSilicon common stock to the Purchaser in the Offer. The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of July 23, 2002, by and among Synopsys, the Purchaser and inSilicon (the “Merger Agreement”) pursuant to which, following the consummation of the Offer and the satisfaction or waiver of certain conditions, the Purchaser will be merged with and into inSilicon (the “Merger”), with inSilicon surviving the Merger as a wholly owned subsidiary of Synopsys. As a result of the Merger, each outstanding share of inSilicon common stock (other than shares owned by Synopsys, the Purchaser, inSilicon or any subsidiary of Synopsys or inSilicon, or by stockholders, if any, who are entitled to and properly exercise appraisal rights under Delaware law) will be converted into the right to receive the price per share paid pursuant to the Offer in cash, without interest thereon.

The inSilicon Board of Directors has, based upon a unanimous recommendation of a special committee of the Board of Directors of inSilicon, (i) determined that the Merger Agreement is advisable, (ii) determined that the Merger Agreement and the transactions contemplated thereby (including the Offer and the Merger, taken together) are at a price and on terms that are in the best interests of the holders of shares of common stock of inSilicon (other than Phoenix Technologies, with respect to which the inSilicon Board of Directors has made no determination), and (iii) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. Accordingly, the inSilicon Board of Directors recommends that the stockholders of inSilicon (other than Phoenix Technologies, as to which the inSilicon Board of Directors makes no recommendation) accept the Offer and tender their shares of inSilicon common stock to the Purchaser in the Offer.

On the terms and subject to the conditions of the Offer, promptly after the Expiration Date, the Purchaser will accept for payment, and pay for, all shares of inSilicon common stock validly tendered to the Purchaser in the Offer and not properly withdrawn prior to the Expiration Date. The Purchaser will be deemed to have accepted for payment, and thereby purchased, shares of inSilicon common stock that are validly tendered in the Offer and not properly withdrawn prior to the Expiration Date as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser’s acceptance for payment of such shares. Payment for shares of inSilicon common stock that are accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as an agent for stockholders tendering shares in the Offer for the purpose of receiving payment from the Purchaser and transmitting payment to such stockholders whose shares of inSilicon common stock have been accepted for payment pursuant to the Offer. For a stockholder to validly tender shares of inSilicon common stock in the Offer (i) the certificate(s) representing the tendered shares, together with the related Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees and any other required documents, must be received by the Depositary prior to the Expiration Date, (ii) in the case of a tender effected pursuant to the book-entry transfer procedures (a) either the related Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message (as defined in Section 2 of the Offer to Purchase), and any other required documents, must be received by the Depositary prior to the Expiration Date, and (b) the shares to be tendered must be delivered pursuant to the book-entry transfer procedures described in the Offer to Purchase and a Book-Entry Confirmation (as defined in Section 2 of the Offer to Purchase) must be received by the Depositary prior to the Expiration Date, or (iii) the tendering stockholder must comply with the guaranteed delivery procedures described in the Offer to Purchase prior to the Expiration Date.

For purposes of the Offer and as used in this Notice of Offer and the Offer to Purchase, the term “Expiration Date” means 12:00 midnight, New York City time, on Wednesday, September 4, 2002, unless and until the Purchaser extends the period of time during which the Offer is open in accordance with the terms of the Merger Agreement, in which event the term “Expiration Date” will mean the latest time and date on which the Offer, as so extended by the Purchaser, will expire. Under the terms of the Merger Agreement, the Purchaser is obligated to extend the Offer by giving oral or written notice of such extension to the Depositary, (i) for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission or its staff that is applicable to the Offer, or by any rule, regulation, interpretation or position of the Nasdaq Stock Market, Inc. that is applicable to the Offer, or (ii) in the event that any of the conditions to the Offer are not satisfied or waived as of any then scheduled Expiration Date, for successive extension periods of not more than 10 business days each until such time as either (a) all of the conditions to the Offer are satisfied or waived or (b) the Merger Agreement is terminated in accordance with it terms. Under no circumstances will interest be paid on the Offer Price for shares of inSilicon common stock that are tendered in the Offer, regardless of any extension of, or amendment to, the Offer or any delay in paying for such shares.

If the Purchaser extends the Offer, the Purchaser will inform the Depositary of that fact and will make a public announcement of the extension not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all shares of inSilicon common stock previously tendered and not withdrawn will remain subject to the Offer, subject to the right of a tendering stockholder to withdraw such shares. Shares of inSilicon common stock that are tendered in the Offer may be withdrawn pursuant to the procedures described in the Offer to Purchase at any time prior to the Expiration Date, and shares that are tendered may also be withdrawn at any time after October 4, 2002 unless accepted for payment on or before that date. In the event that the Purchaser provides for a subsequent offering period following the completion of the Offer, (i) no withdrawal rights will apply to shares tendered during such subsequent offering period and (ii) no withdrawal rights will apply to shares that were previously tendered in the Offer and accepted for payment.

For a withdrawal of shares of inSilicon common stock previously tendered in the Offer to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses listed on the back cover of the Offer to Purchase, specifying the name of the person having tendered the shares to be withdrawn, the number of shares to be withdrawn and the name of the registered holder of the shares to be withdrawn, if different from the name of the person who tendered the shares. If certificates for shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such shares have been tendered by a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program, Nasdaq Stock Market Medallion Signature Guarantee Program or the Stock Exchange Medallion Program (each an “Eligible Institution”), any and all signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If shares have been tendered pursuant to the book-entry transfer procedures described in Section 2 of the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility (as defined in Section 2 of the Offer to Purchase) to be credited with the withdrawn shares and otherwise comply with the Book-Entry Transfer Facility’s procedures. Withdrawals of tenders of shares may not be rescinded, and any shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. Withdrawn shares may be re-tendered in the Offer, however, by again following one of the procedures described in Section 2 of the Offer to Purchase at any time prior to the Expiration Date. All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Purchaser in its sole discretion, which determination will be final and binding. None of the Purchaser, Synopsys, inSilicon, the Depositary, D.F. King & Co., Inc. the information agent for the Offer (the “Information Agent”) or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

Under Rule 14d-11 of the Securities Exchange Act of 1934, as amended, and subject to conditions described in the Offer to Purchase, the Purchaser may elect to provide for a subsequent offering period, immediately following the Expiration Date, of not less than three business days nor more than 20 business days in length. In addition, the Purchaser will be obligated to provide for a subsequent offering period immediately following the Expiration Date of 10 business days in length, in the event that more than 85% (but less than 90%) of the then outstanding shares of inSilicon common stock are validly tendered in the Offer and not properly withdrawn prior to the Expiration Date. If provided, a subsequent offering period would be an additional period of time, following the Expiration Date and the acceptance for payment of, and the payment for, any shares of inSilicon common stock that are validly tendered in the Offer and not properly withdrawn prior to the Expiration Date, during which holders of shares of inSilicon common stock that were not previously tendered in the Offer may tender such shares to the Purchaser in exchange for the Offer Price on the same terms and conditions that applied to the Offer. A subsequent offering period is not the same as an extension of the Offer, which will have been previously completed if a subsequent offering period is provided. The Purchaser will accept for payment, and pay for, any shares of inSilicon common stock that are validly tendered to the Purchaser during a subsequent offering period, if provided, as promptly as practicable after any such shares are validly tendered to the Purchaser during such subsequent offering period, for the same price paid to holders of shares of inSilicon common stock that were validly tendered in the Offer and not withdrawn prior to the Expiration Date, net to the holders thereof in cash. Holders of shares of inSilicon common stock that are validly tendered to the Purchaser during a subsequent offering period, if provided, will not have the right to withdraw such tendered shares.

inSilicon has provided the Purchaser with a list, and security position listings, of inSilicon’s stockholders for the purpose of disseminating the Offer to holders of shares of inSilicon common stock. The Offer to Purchase, and the related Letter of Transmittal and other materials related to the Offer will be mailed to record holders of shares of inSilicon common stock, and will be furnished to brokers, dealers, commercial banks, trust companies and other nominees whose names, or the names of whose nominees, appear on the list of inSilicon’s stockholders, or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of shares of inSilicon common stock.

The receipt of cash pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes under the Internal Revenue Code of 1986, as amended, and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. Generally, for U.S. federal income tax purposes, a U.S. stockholder tendering shares of inSilicon common stock in the Offer will recognize gain or loss equal to the difference between the amount of cash received by the stockholder in the Offer or the Merger and the stockholder’s aggregate adjusted tax basis in the shares tendered by the stockholder and purchased in the Offer or converted into cash in the Merger, as the case may be. If shares of inSilicon common stock that are tendered in the Offer are held by a tendering U.S. stockholder as capital assets, gain or loss recognized by such stockholder will be capital gain or loss, which will be long-term capital gain or loss if such stockholder’s holding period for such shares exceeds one year. All stockholders should consult with their own tax advisors as to the particular tax consequences of the Offer and the Merger to them, including the applicability and effect of the alternative minimum tax and any state, local or foreign income and other tax laws and of changes in such tax laws. For a more complete description of certain U.S. federal income tax consequences of the Offer (and the related Merger), see Section 5 of the Offer to Purchase.

The Purchaser expressly reserves the right (but shall not be obligated), at any time and from time to time, to increase the Offer Price or to make any other changes in the terms and conditions of the Offer, subject to the terms of the Merger Agreement, which provides that certain conditions may not be waived and certain modifications may not be made without the consent of inSilicon.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

The Offer to Purchase and Letter of Transmittal contain important information and should be read carefully and in their entirety before any decision is made with respect to the Offer.

Questions regarding the Offer, and requests for assistance in connection with the Offer, may be directed to the Information Agent, as set forth below. Requests for copies of the Offer to Purchase, the Letter of Transmittal and all other materials related to the Offer may be directed to the Information Agent, as set forth below, or brokers, dealers, banks, trust companies or other nominees, and copies will be furnished promptly at Purchaser’s expense. No fees or commissions will be payable to brokers, dealers or other persons for soliciting tenders of shares of inSilicon common stock in the Offer.

The Information Agent for the Offer is:
D. F. King & Co., Inc.
77 Water Street
New York, New York 10005-4495
Banks and Brokers Call Collect: (212) 269-5550
All Others Call Toll Free: (800) 758-5880

August 6, 2002